PROSPECTUS

                        3,047,796 SHARES OF COMMON STOCK

                     GLOBALSTAR TELECOMMUNICATIONS LIMITED
                          ---------------------------

     All of the 3,047,796 shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Globalstar Telecommunications Limited (the "Company" or "GTL") offered hereby (the "Offering") are offered by the Selling Shareholders (as defined herein). Such shares (the "Shares") were acquired by the Selling Shareholders upon exercise of certain warrants (the "Guaranty Warrants") issued to them in connection with their guaranties of a $250 million credit agreement for Globalstar, L.P. ("Globalstar"). GTL is a general partner in Globalstar. See "Background of the Offering."

     The Shares offered hereby may be sold from time to time to purchasers directly by the Selling Shareholders. Alternatively, the Selling Shareholders may from time to time offer the Shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders or the purchasers of Shares, for whom they may act as agent. The Shares offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Shareholders or by agreement between the Selling Shareholders and underwriters and dealers who may receive fees or commissions in connection therewith. The sale of the Shares may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Common Stock may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of Shares is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Shares being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. GTL will not receive any of the proceeds from the sale of the Shares offered hereby, but GTL did receive approximately $110.9 million from the Selling Shareholders and other holders of the Guaranty Warrants upon their exercise of such warrants. See "Selling Shareholders" and "Plan of Distribution."

     The Common Stock is listed on the Nasdaq National Market (the "NNM") under the symbol "GSTRF." On May 5, 1997, the last reported sale price of the Common Stock on the NNM was $53 1/2 per share.

                          ---------------------------

      PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 3.

                          ---------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

MAY 6, 1997

     Note: On April 8, 1997, GTL's Board of Directors voted to effect a 2-for-1 stock split of the Common Stock in the form of a stock dividend (the "Stock Split"), such dividend to be paid on May 28, 1997 to stockholders of record on May 12, 1997. Unless otherwise indicated, information contained herein regarding the number of outstanding partnership interests of Globalstar or shares of Common Stock of GTL and the beneficial ownership thereof does not give effect to the Stock Split. Certain capitalized terms used herein are defined in the Glossary.

                             AVAILABLE INFORMATION

     GTL is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by GTL can be inspected and copied at public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding GTL. The Common Stock is quoted on the NNM, and copies of the reports, proxy statements and other information filed by GTL with the Commission may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     GTL has filed with the Commission a Registration Statement on Form S-3 (together with all exhibits and amendments, the "Registration Statement") under the Securities Act, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to GTL and the securities offered hereby, reference is made to the Registration Statement, including the exhibits and schedules. The Registration Statement may be inspected, without charge, at the Commission's principal office at 450 Fifth Street, NW, Washington, D.C. 20549, and also at the regional offices of the Commission listed above. Copies of such material may also be obtained from the Commission upon the payment of prescribed rates.

     Statements contained in the Prospectus as to any contracts, agreements or other documents filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is hereby made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement for a full statement of the provisions thereof, and each such statement in the Prospectus is qualified in all respects by such reference.

                           INCORPORATION BY REFERENCE

     The following documents have been filed by GTL with the Commission pursuant to the Exchange Act and are hereby incorporated by reference into this
Prospectus:

          (a) GTL's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Form 10-K");

          (b) GTL's Proxy Statement relating to the 1997 Annual Meeting of Stockholders;

          (c) GTL's Current Report on Form 8-K, filed on April 15, 1997; and

          (d) the description of GTL's Common Stock contained in GTL's Registration Statement on Form 8-A filed under the Exchange Act and any amendments or reports filed for the purpose of updating such description.

     All documents filed by GTL pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents (provided, however, that the information referred to in item 402(a)(8) of Regulation S-K of the Commission shall not be deemed specifically incorporated by reference herein).

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement as modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     GTL will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits and schedules thereto, unless such exhibits or schedules are specifically incorporated by reference into the information that this Prospectus incorporates). Written or oral requests for copies of these documents should be directed to Globalstar Telecommunications Limited, Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda, Attention: Secretary (Telephone (441) 295-2244).

                           FORWARD-LOOKING STATEMENTS

     The statements contained or incorporated by reference in this Prospectus that are not historical facts are "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995), which can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "should", or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. From time to time, GTL, Loral, a subsidiary of which is the managing general partner of Globalstar, and Globalstar or their representatives have made or may make forward-looking statements, orally or in writing. Furthermore, such forward-looking statements may be included in, but are not limited to, various filings made by GTL, Loral or Globalstar with the Commission, or press releases or oral statements made by or with the approval of an authorized executive officer of GTL, Loral or Globalstar.

     Management wishes to caution the reader that these forward-looking statements, such as the statements regarding Globalstar's planned timetable for launching and operating the Globalstar System, the extent of the market opportunity for Globalstar's services and products presented by the growing demand for telecommunications services worldwide, its anticipation of enabling local service providers to extend low-cost, high-quality telecommunications services to millions of people, its anticipated future revenues and capital expenditures and other statements contained or incorporated by reference in this Prospectus regarding matters that are not historical facts involve predictions. No assurance can be given that the future results will be achieved; actual events or results may differ materially as a result of risks facing Globalstar. Such risks include, but are not limited to, problems related to technical development and launch of the Globalstar System, the competitive environment in which the system will operate, doing business in developing markets, obtaining the necessary financing while being substantially leveraged, obtaining any required U.S. and foreign government authorizations, licenses and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as regulatory, legislative and judicial developments that could cause actual results to vary materially from the future results indicated, expressed or implied, in such forward-looking statements. See "Risk Factors."

                              RECENT DEVELOPMENTS

     Globalstar is building and preparing to launch and operate a low-earth orbit satellite-based telecommunications system (the "Globalstar System"). As of May 6, 1997, each of the elements of the Globalstar System -- space and ground segments, digital communications technology, user terminal supply, service provider arrangements and licensing -- is on schedule to begin launching satellites in the second half of 1997, to commence commercial operations in the second half of 1998 and to have a full constellation of 48 satellites operational in the first quarter of 1999.

          Space Segment. The first Globalstar satellite has been fully-assembled and is now in pre-flight testing, and another four satellites are currently being assembled. Production is proceeding for the remaining satellites to meet the scheduled operations date. Three different launch providers have signed definitive agreements for the launch of the Globalstar satellite constellation, providing a variety of launch options and considerable launch flexibility. Mission operations preparations and launch vehicle production and dispenser development are on schedule.

          Ground Segment. The first four Globalstar gateways, which are currently in advanced development and are to be located in Australia, France, South Korea and the United States, are currently under construction. These gateways will support Globalstar's data network, monitor the initial launch and orbital placement of Globalstar's first satellites, and serve as prototypes for production gateways that will support Globalstar service. In addition, Globalstar's satellite operations control center facility has been completed.

          Digital Communications Technology. Qualcomm's CDMA technology has now been successfully deployed in South Korea, Hong Kong and cities in the United States supporting terrestrial personal communications services and digital cellular service, and its CDMA implementation for Globalstar has been successfully demonstrated in a simulated satellite environment. This demonstration validated Globalstar's encoding, modulation, control software, time and frequency distribution and up/down links between satellites and handsets.

          User Terminal Supply. Qualcomm/Sony and two other manufacturers, Ericsson and TELITAL, are developing Globalstar's user terminals and production orders are expected to be issued in the second half of 1997.

          Service Providers. Globalstar and its partners have been seeking alliances with service providers throughout the world and have entered into a number of agreements in specific territories. Globalstar believes that these relationships with in-country service providers will facilitate the granting of local regulatory approvals -- particularly where the service provider and the licensing authority are one and the same -- as well as provide local marketing and technical expertise.

          Licensing. In January 1995, the FCC granted authority for the construction, launch and operation of the Globalstar System and assigned spectrum for its user links. Later that year, the 1995 World Radiocommunication Conference allocated feeder link spectrum on an international basis for MSS systems such as Globalstar, and in November 1996 the FCC authorized Globalstar's feeder links.

     Globalstar's current budget for the cost for the design, construction and deployment of the Globalstar System, including working capital, cash interest on anticipated borrowings and operating expenses is approximately $2.5 billion. Globalstar has recently added enhanced capabilities and additional test requirements and has experienced cost growth in the development of the ground system, the final cost impact of which is under assessment. Globalstar, however, does not expect such cost growth to increase the budget for the project by more than five percent. Globalstar has raised or received commitments for approximately $2.0 billion in equity, debt and vendor financing.

     Globalstar has also agreed to purchase from SS/L eight additional spare satellites at a cost estimated at $175 million. Globalstar also intends, together with its strategic partners, to jointly finance the procurement of 37 gateways for resale to service providers, thereby accelerating the deployment of gateways around the world prior to the date on which Globalstar expects to commence initial operations via a 40-satellite constellation. Globalstar has agreed to finance approximately $80 million of the cost of these gateways and expects to recover its cost from the resale of these gateways to service providers.

                           BACKGROUND OF THE OFFERING

     On December 15, 1995, Globalstar entered into the Credit Agreement providing for a $250 million credit facility, which was guaranteed by certain Globalstar strategic partners. In connection with such guaranties and a guaranty support provided by Loral, GTL issued to these parties Guaranty Warrants to purchase 4,185,318 shares of GTL common stock. In connection with the issuance of the Guaranty Warrants, GTL received (i) rights to acquire 4,185,318 ordinary partnership interests in Globalstar and (ii) rights to purchase an additional 1,131,168 ordinary partnership interests, on terms and conditions generally similar to those of the Guaranty Warrants.

     Shortly thereafter, Globalstar and GTL entered into an agreement pursuant to which GTL and Globalstar agreed that upon the exercise of any Guaranty Warrant, GTL would purchase from Globalstar, and Globalstar would sell to GTL, a number of ordinary partnership interests equal to the number of shares of Common Stock issuable upon such exercise for a purchase price equal to the exercise price of the Guaranty Warrant.

     Pursuant to an agreement among GTL, LQSS and the holders of the Guaranty Warrants, GTL and LQSS accelerated the vesting and exercisability of the Guaranty Warrants to purchase 4,185,318 shares of Common Stock, at $26.50 per share, and the holders of the Guaranty Warrants exercised such warrants. GTL used the proceeds of such exercise, of approximately $110.9 million, to purchase a like number of general partnership interests in Globalstar. The Selling Shareholders may from time to time offer the Shares they obtained upon exercise of their respective Guaranty Warrants for sale as provided under "Plan of Distribution." GTL will not receive any proceeds from the sale of the Shares by the Selling Shareholders. See "Selling Shareholders" and "Plan of Distribution."

     In addition, in order to enable the GTL shareholders to benefit directly from the appreciation in the value of the 1,131,168 Partnership Warrants that were not exercised with the proceeds from the exercise of the Guaranty Warrants (which appreciation is reflected by the difference between the recent market price of the Common Stock and the exercise price of the Partnership Warrants) and to enable GTL to obtain the funds necessary for it to exercise such Partnership Warrants, GTL distributed Rights to the holders of its Common Stock to subscribe for and purchase 1,131,168 shares of Common Stock for a price of $26.50 per share. GTL received approximately $30 million in proceeds from the exercise of the Rights.

     As a result of the exercise of the Guaranty Warrants and the Rights, GTL received proceeds of approximately $140.9 million, which it used to exercise the Partnership Warrants to purchase 5,316,486 Globalstar partnership interests at $26.50 per interest. Globalstar will use such proceeds to continue the construction and deployment of the Globalstar System.

                                  RISK FACTORS

     Investors should consider the following risk factors and the risk factors set forth in GTL's Form 10-K under "Certain Factors that May Affect Future Results," which report is incorporated herein by reference, in addition to the other information contained in this Prospectus, in evaluating whether to purchase the Securities.

     Controlling Person. Globalstar is managed by a committee, a majority of whose members are Loral designated. The independent representatives on the committee, however, have the right to pass upon certain matters before any decision to submit them to a vote of the partners and will have certain authority over the employment of senior officers of Globalstar.

     Change of Control of GTL and Reduction in Interest; Investment Company Act Considerations. If there is (i) a change of control of GTL when GTL owns less than 50% of the Globalstar partnership interests outstanding or (ii) a sale or other disposition of partnership interests by which the equity interest of GTL in Globalstar is reduced to less than 5%, which has not been approved by LQSS or by the partners of Globalstar, GTL will become a limited partner in Globalstar and will no longer appoint representatives to serve on the General Partners' committee. Certain other governance rights granted to GTL under Globalstar's partnership agreement will also be revoked, and GTL will enjoy only the rights of a limited partner in Globalstar. If GTL were to cease participation in the management of Globalstar, which would result if GTL were to undergo a change of control or a reduction in interest, its interest in Globalstar could be deemed an "investment security" for purposes of the Investment Company Act. In general, an entity is an "investment company" if, it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items). GTL's sole asset is its partnership interest in Globalstar. A determination that such investment was an investment security could result in GTL's being deemed to be an investment company under the Act and subject to its registration and other requirements. In order to register, GTL might be required to reincorporate in the U.S. and would be subject to U.S. tax on its worldwide income, subject to any applicable foreign tax credits. Globalstar intends to conduct its operations so as to avoid becoming an investment company under that Act.

     No Dividends; Holding Company Structure; General Partner Liability. GTL has not paid any dividends on its Common Stock, and Globalstar has not made any distributions on its ordinary partnership interests to its partners. Except for interest payments by GTL on GTL's CPEOs and distribution payments by Globalstar on the Preferred Partnership Interests in Globalstar acquired by GTL in connection with its issuance of the CPEOs, GTL and Globalstar do not anticipate any such dividends or distributions before Globalstar's Full Constellation Date and positive cash flow, which is not expected before 1999. GTL may not pay dividends on its Common Stock while interest arrearages remain outstanding on its CPEOs. GTL's sole asset is its partnership interest in Globalstar. GTL has no independent means of generating revenues. Globalstar will pay GTL's operating expenses related to Globalstar; such expenses are not expected to be material. As a general partner of Globalstar, GTL is jointly and severally liable with the other general partner for its obligations to the extent Globalstar is unable to pay. To the extent permitted by law and agreements relating to indebtedness, Globalstar intends to distribute to its partners, including GTL, its net cash received from operations, less amounts required to repay outstanding indebtedness, pay distributions on the Preferred Partnership Interests, satisfy other liabilities and fund capital expenditures and contingencies (including funds required for design, construction and deployment of the second-generation satellite constellation). GTL intends to promptly distribute as dividends on its Common Stock the distributions made by Globalstar, less any amounts required for taxes, liabilities and contingencies.

     Rights of Shareholders under Bermuda Law. GTL is incorporated under the laws of the Islands of Bermuda. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of GTL's management, directors and controlling shareholders, and the rights of its shareholders are governed by Bermuda law and GTL's Memorandum of Association and Bye-Laws. Such principles may differ from those that would apply if GTL were incorporated in the United States. There is uncertainty as to whether the courts of Bermuda would enforce (i) United States court judgments obtained against GTL or its officers and directors resident in foreign countries predicated upon the civil liability provisions of United States securities laws or (ii) in original actions brought in Bermuda, liabilities against GTL or such persons predicated upon United States securities laws.

     Tax Considerations. Special U.S. tax rules apply to U.S. taxpayers who own stock in a "passive foreign investment company." Although GTL believes that it will not become a PFIC, there is a risk that in the future it could. Then a U.S. shareholder would be subject at his election either to (i) a current tax on undistributed earnings or (ii) a tax deferral charge on certain distributions and on gains from a sale of shares of the Common Stock (which will be taxed as ordinary income).

     GTL expects that a significant portion of its income will not be subject to tax by the United States, Bermuda or by the countries from which it derives income. However, the extent to which certain foreign jurisdictions may require GTL to pay tax or to make payments in lieu of tax cannot be determined in advance. See "-- Change of Control of GTL and Reduction in Interest; Investment Company Act Considerations" and "Taxation."

     Shares Eligible for Future Sale. On May 6, 1997, GTL had outstanding 15,316,486 shares of Common Stock. In addition, (i) 5,030,834 shares of Common Stock are issuable upon conversion of GTL's CPEOs, (ii) 1,032,250 shares of Common Stock will be issuable upon exercise of the warrants issued as a component of the 500,000 units issued on February 19, 1997, consisting of $500,000,000 11 3/8% Senior Notes due 2004 of Globalstar and its subsidiary, Globalstar Capital Corporation, and warrants to purchase 1,032,250 shares of Common Stock, (iii) 37,000,000 shares of Common Stock (subject to adjustment upon conversion of the CPEOs) will be issuable upon exercise by the other partners in Globalstar of their rights to exchange their ordinary partnership interests for shares of Common Stock and (iv) 625,000 shares of Common Stock are reserved for issuance under a stock option plan. All the above share numbers are subject to a 2-for-1 adjustment upon the consummation of the Stock Split. Sales of substantial amounts of Common Stock in the public market or the perception that such sales could occur, could adversely affect the market price of the Common Stock.

     Volatility. The market price of the Common Stock has been volatile. In particular, the trading prices of the common stock of many technology companies have reflected extreme price and volume fluctuations, which have at times been unrelated to operating performance. Factors such as announcements of fluctuations in Globalstar's or its competitors' operating results and market conditions for growth stocks or technology stocks in general could have a significant impact on the future trading price of the Common Stock. In particular, the trading price of the Common Stock could be subject to significant fluctuations in response to variations in Globalstar's prospects and operating results which could be affected by delays in the design, construction, deployment, customer acceptance and commercial operation of the Globalstar System, delays in obtaining service providers or regulatory approvals in particular countries, launch failures, general conditions in the telecommunications industry, regulation, international events, changes in interest rates and other factors. Such factors may have an adverse effect on the trading price of the Common Stock from time to time.

     Dilution. Globalstar expects to fund its remaining capital requirements from a combination of sources including debt issuance (which may include an equity component), exercise of warrants, financial support from the partners, service provider payments, service revenues from operations, payments from the sale of gateways and Globalstar Phones. Globalstar may, subject to certain preemptive and approval rights of its other partners, sell equity interests (either directly or through the issuance of warrants, or convertible debt securities), diluting the percentage ownership in Globalstar represented by the Shares. Issuing additional partnership interests to new or existing partners would dilute the ownership of other partners. The issuance of additional partnership interests at prices lower than the price at which GTL may purchase them would further dilute GTL. Ordinary partnership interests in Globalstar are convertible, over a period of years following the date on which Globalstar commences operations via a 48-satellite constellation and after at least two consecutive reported fiscal quarters of positive net income, into Common Stock, subject to certain restrictions, on a one-for-one basis, subject to adjustment.

                                    TAXATION

     This discussion of certain tax considerations is based upon applicable laws, treaties, regulations and interpretations thereof as currently in effect, and is limited to persons who hold the Common Stock as a "capital asset" within the meaning of Section 1221 of the Code. This discussion does not address the consequences to holders of the Guaranty Warrants of the exercise of such warrants in exchange for the Shares. This discussion does not consider all aspects of taxation which may be relevant to a particular investor and which may depend upon the investor's particular circumstances.

     Prospective investors should consult with their own professional advisors about the tax consequences to them of an investment in the Company under the laws of the jurisdictions in which they are subject to taxation.

     The following discussion of U.S. tax laws is based upon the opinion of Willkie Farr & Gallagher, special U.S. counsel to the Company. The summary of certain Bermuda tax consequences is based upon the opinion of Appleby, Spurling & Kempe, Bermuda counsel to the Company.

CERTAIN UNITED STATES TAX CONSIDERATIONS

     Taxation of the Company. The Company is a foreign corporation established for the sole purpose of acquiring and holding a partnership interest in Globalstar, a Delaware limited partnership. The Company's tax consequences will result from its status as a partner in Globalstar. As a partnership, Globalstar itself will not be subject to federal income taxation. Generally, its partners will be taxed as if they directly expended their share of Globalstar expenditures and directly realized their share of Globalstar income. The Company expects, based on Globalstar's description of its proposed activities, that most of the Company's income will be from sources outside the United States and that such income will not be effectively connected with the conduct of a trade or business within the United States ("Foreign Income"). Thus, there generally will be no U.S. taxes on the Company's share of Globalstar's Foreign Income.

     The Company will be subject to U.S. tax at regular U.S. federal, state and local corporate rates on the Company's share of Globalstar's income which is effectively connected with the conduct of a trade or business in the United States ("U.S. Income"), and will be required to file federal, state and local income tax returns with respect to such U.S. Income. Globalstar is obligated to provide the information required for the Company to prepare its federal, state and local income tax returns. Globalstar intends to make pro rata cash distributions, to the extent of available funds, to all partners until the non-U.S. partners, such as the Company, have been distributed an amount sufficient to enable them to pay the federal, state and local income taxes on their share of Globalstar's U.S. Income. This requirement to distribute to non-U.S. partners for federal income taxes may be satisfied by a withholding tax payment made by Globalstar to the U.S. Treasury. The amount withheld may exceed the amount of the Company's federal income tax liability and the Company would then be entitled to seek a refund from the U.S. Treasury for the excess amount. In addition to the regular U.S. taxes, the Company will be subject to a United States branch profits tax (currently 30%) on actual or deemed withdrawals of its share of Globalstar's U.S. Income.

     Taxation of Non-U.S. Investors in the Company. The Company expects that most of its income will be from sources outside the United States and will not be effectively connected with a U.S. trade or business. Thus, a non-U.S. resident alien individual, a non-U.S. corporation, a non-U.S. trust or a non-U.S. estate will not be subject to U.S. federal taxation on distributions received from the Company unless those distributions are effectively connected with the conduct by the investor of a trade or business in the United States. In addition, such a non-U.S. investor will not be subject to U.S. federal taxation on gains realized by the investor on a sale or exchange of shares of Common Stock unless the sale of such shares is attributable to an office or fixed place of business maintained by the investor in the United States. The determination of whether an investor is engaged in the conduct of a trade or business in the United States or whether the sale of an investor's shares of Common Stock is attributable to an office or fixed place of business of the investor in the United States depends on the facts and circumstances of each investor's case. Each prospective investor should consult with his own tax advisor to determine whether his distributions or gains will be subject to U.S. federal taxation.

     Taxation of United States Investors in the Company. Special rules apply to the taxation of a "passive foreign investment company". A PFIC is a foreign corporation (i) 75% or more of whose income is passive or (ii) 50% or more of whose assets produce or are held to produce passive income. The Company believes that it has not been and will not become a PFIC. In particular, the Company expects to earn, through Globalstar, sufficient active business income to avoid PFIC status. However, Globalstar may earn passive income such as interest on working capital and royalties on certain intangibles. Furthermore, the extent and timing of Globalstar's active business income cannot be predicted with certainty.

     If the Company is or were to become a PFIC, a U.S. shareholder would be subject to a tax-deferral charge on gains on a sale of shares of Common Stock and on certain "excess distributions" received from the Company, and such gains and excess distributions will be taxable at ordinary income rates, unless the shareholder makes the QEF election described below. The amount of the charges will depend, in part, on the period during which the shareholders held their shares of Common Stock.

     If a shareholder makes the qualified electing fund ("QEF") election provided in Section 1295 of the Code, the shareholder will be required to include its pro rata share of the Company's ordinary earnings and net capital gain in income for tax purposes for each taxable year (regardless of when or whether cash attributable to such income is actually distributed to such shareholder by the Company). If the shareholder makes a QEF election, the tax-deferral charge and ordinary income rules described in the preceding paragraph will not apply. Actual distributions out of amounts so included in income will not be taxable to the shareholder. A shareholder's tax basis in its shares of Common Stock will be increased by the amount so included and decreased by the amount of nontaxable distributions.

     The QEF election is effective only if certain required information is made available by the Company to the IRS. In the event the Company is characterized as a PFIC for federal income tax purposes, the Company will undertake to comply with the IRS information requirements necessary to permit shareholders to make the election, and provide to each U.S. shareholder information needed for the determination of such shareholder's pro rata share of the Company's ordinary earnings and net capital gain.

BERMUDA TAX CONSIDERATIONS

     At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by a Bermuda company or its shareholders, other than shareholders ordinarily resident in Bermuda. The Company has obtained an assurance from the Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to the Company or to any of its operations or to the shares, debentures or other obligations of the Company except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such shares, debentures or other obligations of the Company or any land leased or let to the Company. Therefore, there will be no Bermuda tax consequences with respect to the sale or exchange of the Common Stock or with respect to distributions in respect of the Common Stock. As an exempted company, the Company is liable to pay in Bermuda a registration fee based upon its authorized share capital and the premium on its issued shares.

TAX CONSIDERATIONS IN OTHER JURISDICTIONS

     Based upon its review of current tax laws, including applicable international tax treaties of certain countries that Globalstar believes to be among its significant potential markets, the Company expects that a significant portion of its worldwide income will not be subject to tax by the United States, Bermuda or by the countries from which it derives its income. However, to the extent that Globalstar bears a higher foreign tax because any particular partner (including GTL) is not subject to United States tax on its share of Globalstar's foreign income, the additional foreign tax will be specifically allocated to such partner and will reduce amounts distributed to such partner by Globalstar.

                              SELLING SHAREHOLDERS

     The following table sets forth as of May 6, 1997, the respective number of shares of Common Stock to be beneficially owned by each of Lockheed Martin Tactical Systems, Inc., Qualcomm China, Inc. (f/k/a Qualcomm Limited Partner, Inc.) and DASA Globalstar Limited Partner, Inc. (collectively, the "Selling Shareholders") prior to the Offering, all of which Shares are expected to be sold in connection with the Offering, together with the number of shares to be beneficially owned after the Offering. See "Plan of Distribution."

                                              SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                              OWNED PRIOR TO THE                        OWNED AFTER THE
                                                   OFFERING          SHARES TO BE          OFFERING
                                              -------------------     SOLD IN THE     -------------------
                    NAME                       NUMBER     PERCENT      OFFERING        NUMBER     PERCENT
--------------------------------------------  ---------   -------   ---------------   ---------   -------
Lockheed Martin Tactical
  Systems, Inc..............................  2,511,190     16.4%      2,511,190          0         0%
Qualcomm China, Inc.........................    367,131      2.4         367,131          0         0
DASA Globalstar Limited
  Partner, Inc..............................    169,475      1.1         169,475          0         0
                                               --------     ----       ---------      ---------     ----
Total.......................................  3,047,796     19.9%      3,047,796          0         0%
                                               ========     ====       =========      =========     ====

     GTL has registered the Shares by means of the Registration Statement pursuant to Rule 415 of the Securities Act of which this Prospectus forms a part, in fulfillment of its obligations under the Warrant Acceleration and Registration Rights Agreement. GTL has agreed to cause the Registration Statement of which this Prospectus forms a part to be declared and to remain effective until the earlier of the date on which all the Shares have been sold or December 31, 1997, subject to extension under certain circumstances. The information concerning the Selling Shareholders may change from time to time. If required, such changes will be set forth in Prospectus Supplements.

     The following summarizes the material relationships between the Selling Shareholders and GTL and its affiliates.

     Qualcomm Agreement. Globalstar and Qualcomm have entered into an agreement providing for the design, development, manufacture, installation, testing and maintenance by Qualcomm of four gateways, two ground operations control centers and 100 pre-production Globalstar Phones (the "Qualcomm Segment"). A portion of the GOCC is being developed and manufactured by Globalstar. The contract is a cost-plus-fee contract that provides for payment to Qualcomm of a 12% fee, along with reimbursement for costs incurred in performing such contract, such as labor, material, travel, license fees, royalties and general administrative expenses. The contract also includes a cost sharing arrangement for certain technologies being developed by Qualcomm.

     Except for the intellectual property contained in certain software relating to the public switched networks and the GOCCs (excluding any software or technical data contained in Qualcomm's CDMA technology) which will be owned by Globalstar, Qualcomm retains all intellectual property in the Qualcomm Segment. However, Qualcomm has granted Globalstar an exclusive license to use its CDMA technology for MSS commercial applications.

     Globalstar has granted to Qualcomm an irrevocable, non-exclusive, worldwide perpetual license to intellectual property owned by Globalstar in the Qualcomm Segment and developed pursuant to the Qualcomm agreement. Qualcomm may, pursuant to such grant, use the intellectual property for applications other than the Globalstar System provided that Qualcomm may not for a period of three years after its withdrawal as a strategic partner or prior to the third anniversary of the Full Constellation Date, whichever is earlier, engage in any business activity that would be in competition with the Globalstar System. The grant of intellectual property to Qualcomm described above is generally royalty free. Under certain specified circumstances, however, Qualcomm will be required to pay a 3% royalty fee on such intellectual property.

     Qualcomm has agreed to grant at least one vendor a nonexclusive worldwide license to use Qualcomm's intellectual property to manufacture and sell gateways to Globalstar's service providers. The foregoing licenses will be granted by Qualcomm to one or more such vendors on reasonable terms and conditions, which will in any event not provide for royalty fees in excess of 7% of a gateway's sales price (not including the approximately $400,000 in recoupment expenses payable to Globalstar). Qualcomm has granted a license to manufacture Globalstar Phones to each of Ericsson and TELITAL and has also agreed to grant similar licenses to at least one additional qualified manufacturer to enable it to manufacture and sell the Globalstar Phones to service providers. On March 23, 1994, a letter agreement was entered into among Qualcomm, Globalstar and Hyundai pursuant to which Hyundai may elect to become a licensee authorized to manufacture and sell Globalstar Phones to service providers. Should Hyundai so elect, it would, for a five-year period following Globalstar's In-Service Date, be the exclusive licensee authorized to manufacture and sell such units in South and North Korea.

     Globalstar will receive a payment of approximately $400,000 on each installed gateway sold to a Globalstar service provider. Globalstar will also receive up to $10 on each Globalstar Phone, which will be payable until Globalstar's funding of that design has been recovered.

     The agreement provides for liquidated damages to Globalstar in the event Qualcomm fails to supply the Qualcomm Segment at the times specified in the contract. Liquidated damages of approximately $29,000 are payable by Qualcomm for each day of delay, subject to an overall cap of approximately $11 million. Such liquidated damages are Globalstar's exclusive remedies in the face of any delay by Qualcomm in the delivery of the Qualcomm Segment or for any other events of default specified in the agreement. Qualcomm's obligation to license the intellectual property necessary to manufacture gateways and Globalstar Phones to Globalstar or a third-party manufacturer will continue even upon a default or breach by Qualcomm under the agreement. Termination by Globalstar of this agreement will result in termination fees, which may be substantial.

     Gateway Program. Globalstar, Qualcomm and the service provider partners intend to jointly finance the procurement of 37 gateways for resale to service providers, thereby accelerating the deployment of gateways around the world prior to the In-Service Date. Globalstar has agreed to finance approximately $80 million of the cost of this program, which cost it expects to recover from such resales.

     Qualcomm Support Agreement. A support agreement was entered into among Qualcomm, Loral and Globalstar pursuant to which Qualcomm agreed to (i) assist Globalstar and SS/L with Globalstar's system design, (ii) support Globalstar and Loral with respect to various regulatory matters, including the FCC application and (iii) assist Globalstar and Loral in their marketing efforts with respect to Globalstar. As compensation for its efforts, Qualcomm would be paid an amount equal to the costs incurred in rendering such support and assistance.

     Contract for the Development of Satellite Operations Control
Centers. Globalstar has entered into an agreement with a subsidiary of Lockheed Martin for the development and delivery of two SOCCs and 33 Telemetry and Command units for the Globalstar System. This contract is a cost-plus-fee contract with a maximum price of $25.1 million which includes a fee of 12% under the contract, 6% of which would be payable at the time the costs are incurred with the remainder payable upon achievement of certain milestones. Globalstar will own any intellectual property produced under the contract.

     Contract for S-Band Beam Forming Network Engineering Model. Globalstar entered into an agreement with a subsidiary of Lockheed Martin for an S-Band Beam Forming Network Engineering Model. The contract is a firm fixed-price contract for approximately $463,000.

     OmniTRACS Services Agreement. Globalstar has granted Qualcomm the worldwide exclusive right to utilize the Globalstar System to provide OmniTRACS-like services, including certain data-messaging and position-determination services offered by Qualcomm, primarily to fleets of motor vehicles and rail cars and/or vessels and supervisory control and data acquisition services. Qualcomm will utilize the Globalstar System in particular territories to provide its OmniTRACS-like services if the Globalstar service provider in such region or country offers pricing that is the most favorable rate charged by it for a comparable service and that is at least as favorable as the pricing then charged to Qualcomm for geostationary satellite capacity in the United States. In the event Qualcomm and the service provider fail to reach an agreement with respect to such access, Globalstar has agreed to provide Qualcomm with access to the Globalstar System at Globalstar's most favorable rates. To the extent consistent with Qualcomm's prior commitments, Qualcomm has also agreed to offer each Globalstar service provider certain rights of first refusal to participate with Qualcomm in the provision of OmniTRACS-like services using the Globalstar System in the service provider's territory.

     Office Leases. Globalstar currently leases office space from Lockheed Martin at a cost of approximately $72,000 per month. This space is leased pursuant to an agreement that expires in August 2000 (with an option to extend for two additional five year periods).

     Conflicts of Interest. The Globalstar partnership agreement provides that Globalstar cannot enter into any agreement involving amounts in excess of $1,000,000 with any partner, any strategic partner (including any direct or indirect corporate parent of such partner or strategic partner), any Alliance Partner or any of their respective affiliates unless the terms and conditions of such transaction have been first approved by a vote of the disinterested partners.

     Guaranty Fee and Warrants. On December 15, 1995, Globalstar entered into the Credit Agreement providing for a $250 million credit facility, which was guaranteed by certain Globalstar strategic partners. In connection with such guaranties and a guaranty support provided by Loral, GTL issued to these parties Guaranty Warrants to purchase 4,185,318 shares of GTL common stock. In connection with the issuance of the Guaranty Warrants, GTL received (i) rights to acquire 4,185,318 ordinary partnership interests in Globalstar and (ii) rights to purchase an additional 1,131,168 ordinary partnership interests, on terms and conditions generally similar to those of the Guaranty Warrants.

     Shortly thereafter, Globalstar and GTL entered into an agreement pursuant to which GTL and Globalstar agreed that upon the exercise of any Guaranty Warrant, GTL would purchase from Globalstar, and Globalstar would sell to GTL, a number of ordinary partnership interests equal to the number of shares of Common Stock issuable upon such exercise for a purchase price equal to the exercise price of the Guaranty Warrant.

     Pursuant to an agreement among GTL, LQSS and the holders of the Guaranty Warrants, GTL and LQSS accelerated the vesting and exercisability of the Guaranty Warrants to purchase 4,185,318 shares of Common Stock, at $26.50 per share, and the holders of the Guaranty Warrants exercised such warrants. GTL used the proceeds of such exercise, of approximately $110.9 million, to purchase a like number of general partnership interests in Globalstar. The Selling Shareholders may from time to time offer the Shares they obtained upon exercise of their respective Guaranty Warrants for sale as provided under "Plan of Distribution." GTL will not receive any proceeds from the sale of the Shares by the Selling Shareholders. See "Plan of Distribution."

     In addition, in order to enable the GTL shareholders to benefit directly from the appreciation in the value of the 1,131,168 Partnership Warrants that were not exercised with the proceeds from the exercise of the Guaranty Warrants (which appreciation is reflected by the difference between the recent market price of the Common Stock and the exercise price of the Partnership Warrants) and to enable GTL to obtain the funds necessary for it to exercise such Partnership Warrants, GTL distributed Rights to the holders of its Common Stock to subscribe for and purchase 1,131,168 shares of Common Stock for a price of $26.50 per share. GTL received approximately $30 million in proceeds from the exercise of the Rights.

     As a result of the exercise of the Guaranty Warrants and the Rights, GTL received proceeds of approximately $140.9 million, which it used to exercise the Partnership Warrants to purchase 5,316,486 Globalstar partnership interests at $26.50 per interest. Globalstar will use such proceeds to continue the construction and deployment of the Globalstar System.

     Globalstar Managing Partner's Allocation and Distribution. Commencing on the In-Service Date, Globalstar will make distributions to LQSS equal to 2.5% of Globalstar's revenues up to $500 million plus 3.5% of revenues in excess of $500 million. Loral and Qualcomm ultimately will receive 80% and 20% of such distribution, respectively. Should Globalstar incur a net loss in any year following commencement of operations, the distribution for that year will be reduced by 50% and Globalstar will be reimbursed for managing partner's allocations, if any, made in any prior quarter of such year, sufficient to reduce the managing partner's allocation for such year by 50%. Any managing partner's allocation may be deferred (with interest at 4% per annum) in any quarter in which Globalstar would report negative cash flow from operations if the managing partner's allocation were made.

     LQSS has a right to a preferred allocation of gross operating revenue until such allocated revenue cumulatively equals LQSS's distributions payable (whether or not deferred for a shortfall in cash flow from operations). To the extent that distributions exceed such allocated profit, they will be charged against LQSS's capital account and will not be allocated among the Globalstar partners as a Globalstar expense.

     Lockheed Martin's Relationship with Loral. As a result of a merger between Loral Corporation and a subsidiary of Lockheed Martin, Lockheed Martin holds Series A Preferred Stock of Loral representing an approximate 17% fully-diluted equity interest in Loral. Loral and an affiliate of Lockheed Martin are parties to a Shareholders Agreement which, among other matters, regulates the voting rights of Lockheed Martin and its affiliates and limits their ability to acquire additional voting securities or assets of, or solicit proxies or make a public announcement of a proposal of any extraordinary transaction with respect to Loral. The Shareholders Agreement also provides that under certain circumstances and subject to certain conditions, Lockheed Martin and its affiliates may require Loral to register under the Securities Act any Loral securities held by them.

     Agreements with DASA. Daimler-Benz Aerospace A.G. ("DASA") is an affiliate of DASA Globalstar Limited Partner, Inc. In March 1997, Loral purchased DASA's 12 1/4% interest in SS/L in exchange for $93.5 million in cash. Pursuant to a Stockholders Agreement among Loral, SS/L, DASA, Aerospatiale SNI ("Aerospatiale"), Alcatel Espace ("Alcatel") and Finmeccanica S.p.A. ("Finmeccanica"), DASA was entitled to appoint one representative to the SS/L Board of Directors, and DASA, when acting together with at least one other of Aerospatiale, Alcatel or Finmeccanica, had certain limited veto rights regarding SS/L's corporate decisions. In addition, DASA, was a party to an Operational Agreement with SS/L, Aerospatiale, Alcatel and Finmeccanica, which regulates certain matters relating to the submission of bids for space program contracts and the subsequent allocation of contracting duties among the parties. Due to the consummation of Loral's purchase of DASA's interest in SS/L, DASA's rights under the Stockholders Agreement and Operational Agreement have terminated. Loral and DASA have formed a partnership to act as the exclusive Globalstar service provider in Brazil.

                              PLAN OF DISTRIBUTION

     The Shares offered hereby may be sold from time to time to purchasers directly by the Selling Shareholders. Alternatively, the Selling Shareholders may from time to time offer the Shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders or the purchasers of Shares, for whom they may act as agent. The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Shares by them and any discounts, commissions, concessions or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Shares offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Shareholders or by agreement between the Selling Shareholders and underwriters and dealers who may receive fees or commissions in connection therewith. The sale of the Shares may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Common Stock may be listed or quoted at the time of sale, (ii) in the over-the-counter market,
(iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of Shares is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Shares being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     GTL has registered the Shares by means of the Registration Statement pursuant to Rule 415 of the Securities Act of which this Prospectus forms a part, in fulfillment of its obligations under the Warrant Acceleration and Registration Rights Agreement. GTL has agreed to cause the Registration Statement of which this Prospectus forms a part to be declared and to remain effective until the earlier of the date on which all the Shares have been sold or December 31, 1997, subject to extension under certain circumstances.

     The outstanding Common Stock currently trades, and the Common Stock representing the Shares will trade, on the NNM under the symbol GSTRF.

     To comply with the securities laws of certain jurisdictions, if applicable, the Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Shares may not be offered or sold (unless they have been registered or qualified for sale) in such jurisdictions or an exemption from registration or qualification is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Common Stock may not simultaneously engage in market-making activities with respect to such securities for a period of two business days prior to the commencement of such distribution. In addition to and without limiting the foregoing, each Selling Shareholder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Shareholders or any such other person. All of the foregoing may affect the marketability of the Common Stock and brokers' and dealers' ability to engage in market-making activities with respect to these securities.

     Pursuant to the Warrant Acceleration and Registration Rights Agreement with respect to the Shares, all expenses of the registration of the Shares will be paid by Globalstar, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws, provided, however, that the Selling Shareholders will pay all underwriting discounts, selling commissions and related fees, if any. The Selling Shareholders and the Company have agreed to indemnify each other against certain liabilities, including certain liabilities arising under the Securities Act, or will be entitled to contribution in connection therewith.

     This offering will terminate upon the earlier of (i) the date on which all Shares have been disposed of by the Selling Shareholders or (ii) December 31, 1997 (subject to extension under certain circumstances).

                                 LEGAL OPINIONS

     Certain United States tax matters described under "Taxation" have been passed upon for GTL by Willkie Farr & Gallagher, New York, New York, general counsel to GTL. Certain Bermuda tax matters described under "Taxation" and the validity of the Shares offered hereby have been passed upon for GTL by Appleby, Spurling & Kempe, Hamilton, Bermuda. As of May 6, 1997, partners and counsel in Willkie Farr & Gallagher beneficially owned 25,000 shares of the Common Stock. Mr. Robert B. Hodes is of counsel to the law firm of Willkie Farr & Gallagher, and a Director of GTL and Loral and a member of the Audit and Executive Committees of the Boards of Directors of both GTL and Loral.

                                    EXPERTS

     The financial statements of GTL and Globalstar incorporated in this Prospectus by reference from GTL's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 have been audited by Deloitte & Touche LLP as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance on the reports of said firm given upon their authority as experts in auditing and accounting.

                               GLOSSARY OF TERMS

CDMA -- see Code Division Multiple Access.

CPEOs -- GTL's outstanding 6 1/2% Convertible Preferred Equivalent Obligations due 2006.

CODE -- the Internal Revenue Code of 1986, as amended.

CODE DIVISION MULTIPLE ACCESS (CDMA) -- a digital transmission system that superimposes audio signals or data onto a specified coded address waveform. CDMA allows a large number of wireless users simultaneously to access a single radio frequency band without interference. As each wireless telephone gains access, its gateway assigns it a unique sequence of frequency shifts that serve as a code to distinguish that particular telephone call from others on the air.

COMMISSION -- the Securities and Exchange Commission.

COMMON STOCK -- common stock, par value $1.00 per share, of GTL.

CREDIT AGREEMENT -- Agreement by and between Globalstar and a bank syndicate for a $250 million credit facility expiring December 15, 2000.

ERICSSON -- L.M. Ericsson, parent of Orbitel.

EXCHANGE ACT -- the Securities and Exchange Act of 1934, as amended.

FCC -- see Federal Communications Commission.

FEDERAL COMMUNICATIONS COMMISSION (FCC) -- regulatory agency established by the Communications Act, charged with regulating all electrical and radio communications within the United States.

FULL CONSTELLATION DATE -- the date on which Globalstar commences full operations via a 48-satellite constellation, which is expected to occur by the end of 1998.

GOCC -- see Ground Operations Control Center.

GTL -- Globalstar Telecommunications Limited, a Bermuda company quoted on the NNM, which acts as one of two general partners of Globalstar.

GENERAL PARTNERS -- GTL and LQSS.

GLOBALSTAR(TM) -- Globalstar, L.P., a Delaware limited partnership that is building and preparing to launch an MSS system comprised of 56 low-earth orbit satellites designed to provide worldwide wireless telephony and other services. "Globalstar" is a trademark of Globalstar, L.P.

GLOBALSTAR PHONES -- hand-held and vehicle-mounted units similar to today's cellular telephones and fixed telephones similar to ordinary wireline telephones through which Globalstar users will make and receive calls.

GLOBALSTAR SERVICE -- the transmission and/or reception of voice, data, messaging, facsimile, paging, position, location or other information through the Globalstar System using the service providers' gateways.

GLOBALSTAR SYSTEM -- a low-earth orbit satellite-based telecommunications system proposed by Globalstar to operate in the MSS Above 1 GHz Service frequencies.

GROUND OPERATIONS CONTROL CENTER (GOCC) -- regional Globalstar telecommunications control centers designed to communicate and coordinate information on resource availability, time of day, frequency assignments, and connectivity and sequence schedules to the pathways and SOCCs which comprise the Globalstar ground segment.

GROUND SEGMENT -- the ground-based portion of the Globalstar System. The ground segment consists of the SOCCs, the GOCCs, the gateways, telemetry and command units located at selected gateways, and the Globalstar Data Network which interconnects all of the ground-based elements.

GUARANTY WARRANTS -- Warrants to purchase 4,185,318 shares of Common Stock, at a price of $26.50 per share, issued by GTL to DASA, Loral, Lockheed Martin, Qualcomm and SS/L.

IN-SERVICE DATE -- the date on which Globalstar expects to commence initial commercial operations via a 32-satellite constellation.

LQSS -- see Loral/Qualcomm Satellite Services, L.P.

LOCKHEED MARTIN -- Lockheed Martin Corporation, a Maryland corporation, and its subsidiaries and affiliates.

LORAL -- Loral Space & Communications Ltd., a Bermuda company. Loral is a principal founder of Globalstar and, through a subsidiary, its managing partner.

LORAL/QUALCOMM SATELLITE SERVICES, L.P. (LQSS) -- a Delaware limited partnership which is the managing general partner of Globalstar.

MSS -- see Mobile Satellite Services.

MOBILE SATELLITE SERVICES (MSS) -- services transmitted via satellites to provide mobile telephone, fixed telephone, paging, messaging, facsimile, data and position location services directly to users.

NNM -- Nasdaq National Market.

OMNITRACS -- an international satellite-based truck fleet and position location service, owned and operated by Qualcomm.

PFIC -- a passive foreign investment company within the meaning of the Code.

PARTNERSHIP WARRANTS -- the rights to purchase 5,316,486 Globalstar partnership interests, at a price of $26.50 each, upon the exercise of the Guaranty Warrants and of the Rights.

PREFERRED PARTNERSHIP INTERESTS -- Interests in Globalstar acquired by GTL in connection with its issuance of CPEOs.

QUALCOMM -- QUALCOMM Incorporated, a Delaware corporation, and its subsidiaries and affiliates. Qualcomm, a leader in CDMA technology, has successfully implemented CDMA in multi-user cellular communications applications and owns and operates OmniTRACS, an international satellite-based truck fleet and position location service.

SOCCs -- see Satellite Operations Control Center.

SS/L -- Space Systems/Loral, Inc., a Delaware corporation, in which Loral holds a 75.5% equity interest, is a leading manufacturer of commercial communications satellites. Loral expects shortly to increase this interest to 100%.

SATELLITE OPERATIONS CONTROL CENTER (SOCC) -- monitors and controls the satellite after it is launched. There are no antennas or radio frequency equipment located at the SOCC. Radio frequency links to and from the satellite are via telemetry and command units that are physically located at selected gateways. The SOCC coordinates with other elements of the Globalstar ground segments.

SECURITIES ACT -- the Securities Act of 1933, as amended.

SERVICE (OR GLOBALSTAR SERVICE) -- the transmission and reception of voice, data, messaging, paging, position, location or other information through the Globalstar System using a service provider's gateway(s).

SERVICE PROVIDER -- Globalstar's partners and other entities that will act as local intermediaries between Globalstar and the subscribers. Service providers will build and own the gateways, obtain the necessary regulatory approvals and market and distribute Globalstar service in their respective markets.

SPACE SEGMENT -- the space-based portion of the Globalstar System.

STRATEGIC PARTNER -- Globalstar's direct and indirect partners which will play key roles in the design, construction, operation and marketing of the Globalstar System.

TELITAL -- TELITAL S.r.L., a private company organized under the laws of Italy, which designs, develops and produces telephony products for European and international markets.

WARRANT ACCELERATION AND REGISTRATION RIGHTS AGREEMENT -- the agreement by and among GTL, LQSS and the Warrant Holders pursuant to which GTL and LQSS agreed to accelerate the vesting and exercisability of the Guaranty Warrants.

     References to corporate entities include their subsidiaries unless otherwise specified.

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY GTL, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF GTL OR GLOBALSTAR SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
Available Information.................    i
Incorporation by Reference............    i
Forward-looking Statements............   ii
Recent Developments...................    1
Background of the Offering............    2
Risk Factors..........................    3
Taxation..............................    5
Selling Shareholders..................    7
Plan of Distribution..................   10
Legal Opinions........................   11
Experts...............................   11
Glossary of Terms.....................  G-1

======================================================

======================================================

                                   GLOBALSTAR
                           TELECOMMUNICATIONS LIMITED

                                3,047,796 Shares
                                of Common Stock

                          ---------------------------

                                   PROSPECTUS
                                  May 6, 1997
                          ---------------------------
======================================================